Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	11:03 29-Jan-07
Number	2793Q
RNS Number: 2793Q
Wolseley PLC
29 January 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS
Wolseley plc confirms that Mr S P Webster, Group Finance Director, has today increased his shareholding in the Company by 5,200 ordinary shares.
Mr Webster has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained 5,200 of such shares issued to him, selling 11,000 ordinary shares at 1324 pence per share.

Exercise price
	No. of options	per share	Total no. of	Date of
Director’s Name	exercised	(in pence)	shares acquired	acquisition
Mr S P Webster	2,450	483.50p	5,200	29.01.07
	1,750	381.00p
	12,000	397.00p
As a result of the above transactions, Mr Webster and his wife now hold a total of 60,459 ordinary shares of 25p each in the capital of the Company.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Mark J White — Group Company Secretary & Counsel
Guy Stainer — Head of Investor Relations
This information is provided by RNS
The company news service from the London Stock Exchange
END